SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

July 31, 2007

The United States Securities and Excha
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.

File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated July 31, 2007 (Financial Situation and Business Results for the First Quarter of Fiscal Year 2007(ending March 31, 2008) (Consolidated))

Very truly yours,

Masato Hoshi

Masato Hoshi
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

Sumitomo Metal Industries, Ltd.
Financial Situation and Business Results
for the First Quarter of Fiscal Year 2007 (ending March 31, 2008)

Company name	: Sumitomo Metal Industries, Ltd.
Listed on	:Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchange
Code number	: 5405
URL	: http://www.sumitomometals.co.jp/
Contact	: Toshifumi Matsui, Manager, Public Relations Group Phone +81-3-4416-6115

1. Highlights of Consolidated Financial Results for the First Quarter of FY2007 (year ending March 31, 2008)

(1) Consolidated Statements of Income % change from previous first quarter

	Sales		Operating profit		Recurring profit		Net income for the quarter	
	million yen	%	million yen	%	million yen	%	million yen	%
First Quarter of Fiscal Year 2007	406,349	8.9	65,836	5.3	75,284	8.8	44,839	7.9
First Quarter of Fiscal Year 2006	373,072	8.3	62,501	(4.6)	69,222	9.8	41,571	8.2
Fiscal Year 2006	1,602,720	—	303,774	—	327,676	—	226,725	—

	Net income per share for the quarter	Net income per share after dilution for the quarter
	Yen	Yen
First Quarter of Fiscal Year 2007	9.70	–
First Quarter of Fiscal Year 2006	8.66	–
Fiscal Year 2006	47.89	47.87

(2)Consolidated Balance Sheets

	Total assets	Net assets	Equity ratio	Net assets per share
	million yen	million yen	%	Yen
First Quarter of Fiscal Year 2007	2,396,021	922,237	36.6	191.10
First Quarter of Fiscal Year 2006	2,073,042	769,432	35.1	151.65
Fiscal Year 2006	2,301,556	924,798	38.3	189.81

(3)Consolidated Statements of Cash Flows

	Net Cash provided by operating activities	Net Cash used in investing activities	Net Cash used in financing activities	Cash and cash equivalents at end of year
	million yen	million yen	million yen	million yen
First Quarter of Fiscal Year 2007	32,354	(40,450)	5,587	11,507
First Quarter of Fiscal Year 2006	–	–	–	–
Fiscal Year 2006	171,833	(108,934)	(83,456)	13,020

(Note) Sumitomo Metals is presenting quarterly consolidated statements of cash flow starting from the current quarter. Therefore, the equivalent figures from the corresponding quarter of the previous year are not presented in the above table.

2. Target of Consolidated Financial Results for FY2007 (year ending March31, 2008) (Reference)

% change from previous year

	Net Sales		Operating profit		Recurring profit		Net income		Net income
	million yen	%	million yen	%	million yen	%	million yen	%	Yen
Half year ending Sept. 30, 2007	830,000	8.0	130,000	(3.8)	140,000	(10.3)	85,000	(14.8)	18.54
FY2007 (year ending March 31, 2008)	1,710,000	6.7	280,000	(7.8)	300,000	(8.4)	190,000	(16.2)	41.45

3. Other

(1) Changes in material subsidiaries within the term (Changes in specific subsidiaries affecting the scope of consolidation): None

(2) Adoption of simplified procedure in accounting methods : Yes

(3) Change in accounting procedure as from the current consolidated fiscal year: Yes

(Remarks) Please refer to page 3 regarding "Qualitative Information and Financial Statements, etc. " (4. Other)

Forward-Looking Statements

This press release contains certain forward-looking statements. The Sumitomo Metals Group has tried, whenever possible, to identify these forward-looking statements using words such as " anticipated," "believes," "estimates," "expects," "plans," "intends," "targets," and similar expressions. Similarly, statements herein that describe the Group's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Group's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the Group's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for the Group's products, changes in Japanese and other countries' laws and

regulations, including with regard to taxation, and other risks and uncertainties set forth in subsequent press releases and in the Group's public filings. These statements reflect the Group's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The Group disclaims any intent or obligation to update these forward-looking statements.

[Qualitative Information and Financial Statements, etc.]

1. Qualitative Information on Consolidated Statements of Income

During the first quarter (April 1, 2007 to June 30, 2007) under review, the demand for high-end products, particularly for the energy and automotive sectors, in which the Sumitomo Metals Group has competitive strength, continued to be firm. As a result, we were able to maintain our production at high levels. In this context, the Group worked toward goals in the Medium-Term Business Plan (2006-2008), implementing a range of concrete initiatives to accelerate distinctiveness, to emphasize quality, and to deliver a sustained increase in corporate value.

At Kashima Steel Works, the relining of No.3 blast furnace was completed in May. Through this initiative, we established a full operation system from upstream to downstream processes, in which we can produce 8 million tons of crude steel per year. We also began operating Independent Power Producer (IPP) for wholesale power supply in June with the aim of securing stable earnings.

In July, we entered into a contract with Vallourec Group to set up a joint venture company in Brazil to manufacture high-grade seamless pipes to globalize our pipe business and accelerate distinctiveness of the business.

As to business results of the first quarter under review, our cost of sales increased owing to price surge of raw materials such as non-ferrous metals, including molybdenum and manganese, and freight. In addition, depreciation expenses increased due to the application of new corporate tax law. On the other hand, stable business results of affiliated companies and improved sales prices of steel products had a positive impact on our business results. Therefore, net sales were 406.3 billion yen, operating profit was 65.8 billion yen, recurring profit was 75.2 billion yen and net income for the quarter was 44.8 billion yen.

2. Qualitative Information on Consolidated Balance Sheets

As of June 30, 2007, total assets were 2,396 billion yen, an increase of 94.4 billion yen compared to that of March 31, 2007. Net assets were 922.2 billion yen, a decrease of 2.5 billion yen compared to that of March 31, 2007, and equity ratio was 36.6%. Consolidated debt was 798.1 billion, an increase of 80.2 billion yen compared to that of March 31, 2007.This is because we used funds for paying corporate taxes and dividends, purchasing treasury stock and actively investing in plant and equipment.

(Statements of Cash Flows)

- Net cash provided by operating activities was 32.3 billion yen in the first quarter under review, because income before income taxes and minority interests was 75.7 billion yen but corporate tax payments were 60.6 billion yen.
- Net cash used in investing activities was 40.4 billion yen in the first quarter under review. The major factor of this figure is capital expenditure including Independent Power Producer (IPP) for wholesale power supply.
- Net cash used in financing activities was 5.5 billion yen in the first quarter under review

mainly owing to payments for treasury stock purchase and dividends, and increasing debt to fund these payments.

As a result of the above factors, cash and cash equivalents as of June 30, 2007 were 11.5 billion yen compared to 13.0 billion yen as of March 31, 2007.

3. Qualitative Information on Target of Consolidated Financial Results

We expect the continuing price increase of raw materials such as non-ferrous metals and freight to affect our business results. We, however, plan to improve sales prices of our steel products. Accordingly, we are currently not amending our previously announced financial targets (announced on April 27, 2007), except for consolidated sales target for the full fiscal year (which target has been increased by 10 billion yen.)

4. Other

(1) Changes in material subsidiaries within the term (Changes in specific subsidiaries affecting the scope of consolidation)

Not applicable.

(2) Adoption of simplified procedure in accounting methods

Certain simplified methods have been adopted, such as omitting on-site inventory settlements.

(3) Change in accounting procedure as from the current consolidated fiscal year

According to change in the corporate tax law in 2007, we have modified the depreciation method for property, plant and equipment from the first quarter under review to comply with the method set forth in the revised corporate tax law.

5. Consolidated Financial Statements (Summary)

(1) Consolidated Statement of Income (Summary)

(Unit: Million Yen)

Item	Previous First Quarter (April 1, 2006 - June 30, 2006)	First Quarter Under Review (April 1, 2007 - June 30, 2007)	Change		<Reference> Previous Fiscal year (FY 2006)
	Amount	Amount	Amount	% change	Amount
Net Sales	373,072	406,349	33,277	8.9	1,602,720
Cost of sales	(275,034)	(305,659)	(30,624)		(1,156,622)
Gross profit	98,037	100,690	2,652	2.7	446,098
Selling, general and administrative expenses	(35,535)	(34,853)	682		(142,324)
Operating profit	62,501	65,836	3,334	5.3	303,774
Non operating income	13,760	19,029			
Interest income	466	710	243		1,593
Dividend income	2,827	2,787	(40)		6,682
Equity in earnings of unconsolidated subsidiaries and associated companies	7,297	12,010	4,713		41,803
Other non operating Income	3,169	3,521	352		13,161
Non operating expenses	(7,039)	(9,581)	(2,542)		(39,339)
Interest expense	(2,665)	(3,426)	(761)		(11,468)
Other non operating expenses	(4,374)	(6,154)	(1,780)		(27,871)
Recurring profit	69,222	75,284	6,062	8.8	327,676
Non recurring income	—	6,903	6,903		29,842
Non recurring loss	(3,564)	(6,438)	(2,873)		(15,793)
Income before income taxes and minority interests	65,658	75,750	10,091	15.4	341,725
Income taxes	(23,886)	(30,026)	(6,140)		(112,280)
Minority interests	(200)	(884)	(683)		(2,719)
Net income	41,571	44,839	3,267	7.9	226,725

(2) Consolidated Balance Sheets (Summary)

(Unit: Million Yen)

Item	At the end of Previous First Quarter (As of June 30,2006)	At the end of First Quarter Under Review (As of June 30,2007)	Change		<Reference> Previous Fiscal Year (As of March 31, 2007)	Change (Compared with the previous FY)	
	Amount	Amount	Amount	% change	Amount	Amount	% change
(Assets)							
Current assets:	644,689	712,971	68,281	10.6	672,555	40,415	6.0
Cash and deposits	29,118	11,571	(17,547)		13,084	(1,513)	
Trade notes and accounts receivable	180,952	204,975	24,022		213,432	(8,456)	
Inventories	369,371	432,813	63,442		385,604	47,208	
Other	65,247	63,611	(1,635)		60,434	3,177	
Fixed assets:	1,428,308	1,683,050	254,742	17.8	1,629,000	54,049	3.3
Property, plant and equipment	1,012,873	1,065,769	52,895		1,046,278	19,491	
Intangibles	5,947	4,748	(1,198)		5,055	(307)	
Investments and other assets	409,487	612,532	203,045		577,666	34,866	
Deferred assets:	44	—	(44)	(100)	—	—	—
Total assets	2,073,042	2,396,021	322,979	15.6	2,301,556	94,465	4.1
(Liabilities)							
Current liabilities:	811,434	893,901	82,467	10.2	807,856	86,044	10.7
Trade notes and accounts payable	347,607	373,589	25,981		340,457	33,131	
Short-term Borrowings	286,191	283,969	(2,221)		244,913	39,055	
Commercial paper	24,000	30,000	6,000		—	30,000	
Current portion of long term bonds	25,450	20,000	(5,450)		15,000	5,000	
Other	128,185	186,342	58,156		207,484	(21,142)	
Long-term liabilities	492,175	579,882	87,707	17.8	568,902	10,980	1.9
Bonds	91,200	116,160	24,960		121,159	(4,999)	
Long-term borrowings	297,671	348,059	50,387		336,910	11,148	
Other	103,304	115,663	12,359		110,831	4,831	
Total liabilities	1,303,609	1,473,784	170,174	13.1	1,376,758	97,025	7.0

Item	At the end of Previous First Quarter (As of June 30,2006)	At the end of First Quarter Under Review (As of June 30,2007)	Change		<Reference> Previous Fiscal Year (As of March 31, 2007)	Change (Compared with the previous FY)	
	Amount	Amount	Amount	% change	Amount	Amount	% change
(Net assets)							
Shareholders' equity:	643,711	729,352	85,641	13.3	743,068	(13,715)	(1.8)
Capital stock	262,072	262,072	–		262,072	–	
Capital surplus	61,897	61,897	0		61,897	–	
Retained earnings	320,348	517,000	196,652		490,523	26,477	
Treasury stock, at cost	(606)	(111,617)	(111,011)		(71,424)	(40,192)	
Valuation and translation adjustments:	84,535	146,682	62,147	73.5	137,738	8,943	6.5
Unrealized gain on available-for-sale securities	73,249	132,375	59,125		122,825	9,549	
Deferred loss on derivatives under hedge accounting	(677)	(1,165)	(487)		(541)	(623)	
Land revaluation Surplus	16,061	13,873	(2,188)		16,804	(2,930)	
Foreign currency translation adjustments	(4,098)	1,599	5,698		(1,349)	2,948	
Minority interests	41,186	46,201	5,015	12.2	43,990	2,211	5.0
Total net assets	769,432	922,237	152,804	19.9	924,798	(2,560)	(0.3)
Total liabilities and net assets	2,073,042	2,396,021	322,979	15.6	2,301,556	94,465	4.1

(3) Consolidated Statement of Cash Flows (Summary)

(Unit: Million Yen)

Classification	First Quarter Under Review (April 1, 2007 - June 30, 2007) Amount	<Reference> Previous Fiscal Year (FY 2006) Amount
Operating activities:		
Income before income taxes and minority interests	75,750	341,725
Adjustments for:		
Depreciation and amortization	23,137	73,380
Interest and dividend income	(3,497)	(8,276)
Interest expense	3,426	11,468
Equity in earnings of unconsolidated subsidiaries and associated companies	(12,010)	(41,803)
Decrease(increase)in receivables	11,561	(6,348)
Increase in inventories	(44,532)	(37,246)
Increase (decrease) in payables	41,505	(8,212)
Other, net	(2,324)	(13,759)
Income taxes paid	(60,661)	(139,093)
Net cash provided by operating activities	32,354	171,833
Investing activities:		
Interest and dividends received	7,015	16,981
Acquisition of property, plant and equipment and other assets	(42,280)	(127,107)
Other, net	(5,185)	1,191
Net cash used in investing activities	(40,450)	(108,934)
Financing activities:		
Interest paid	(3,197)	(11,504)
Increase (decrease) in borrowings and debt	71,409	42,889
Dividends paid	(20,882)	(38,416)
Others, net	(41,741)	(76,424)
Net cash used in financing activities	5,587	(83,456)
Foreign currency translation adjustments on cash and cash equivalents	676	684
Net decrease in cash and cash equivalents	(1,831)	(19,872)
Cash and cash equivalents at beginning of period	13,020	32,596
Cash and cash equivalents increase by change of consolidated subsidiaries	318	297
Cash and cash equivalents at end of period	11,507	13,020

(Remark)

Reconciliation of cash and cash equivalents at the end of term stated in the consolidated balance sheet and consolidated statement of cash flows.

	<End of June 2007>	<End of March 2007>
Cash and deposits	11,571 million yen	13,084 million yen
Time deposits with original maturities of more than three months purchase	(63)	(63)
Cash and cash equivalents	11,507	13,020

(4) Segment Information

Previous First Quarter (April 1, 2006 - June 30, 2006)

(Unit: Million Yen)

	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales to customers	346,304	2,042	13,480	11,244	373,072	—	373,072
Intersegment sales	117	—	—	4,333	4,451	(4,451)	—
Total sales	346,421	2,042	13,480	15,578	377,523	(4,451)	373,072
Cost of sales and operating expenses	285,043	2,339	13,168	14,510	315,062	(4,491)	310,570
Operating profit (loss)	61,377	(296)	312	1,067	62,460	40	62,501

First Quarter Under Review (April 1, 2007 - June 30, 2007)

(Unit: Million Yen)

	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales to customers	380,315	3,162	14,243	8,628	406,349	—	406,349
Intersegment sales	140	—	—	4,194	4,334	(4,334)	—
Total sales	380,456	3,162	14,243	12,822	410,684	(4,334)	406,349
Cost of sales and operating expenses	314,914	3,334	14,418	12,153	344,822	(4,308)	340,513
Operating profit (loss)	65,541	(172)	(174)	668	65,862	(26)	65,836

<Reference> Previous Fiscal Year (FY 2006)

(Unit: Million Yen)

	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales to customers	1,488,861	10,784	59,389	43,685	1,602,720	—	1,602,720
Intersegment sales	1,347	—	—	19,191	20,538	(20,538)	—
Total sales	1,490,208	10,784	59,389	62,876	1,623,259	(20,538)	1,602,720
Cost of sales and operating expenses	1,192,413	12,455	56,922	57,329	1,319,121	(20,175)	1,298,946
Operating profit (loss)	297,795	(1,670)	2,466	5,547	304,137	(363)	303,774

(Remarks) Principal products for respective segments

Steel	Steel sheets and plates	Steel plates for structural uses, steel plates for low-temperature service, steel plates for line pipe, high-tensile-strength steel plates and sheets, hot strip, cold strip, electro-magnetic steel sheets, hot-dip galvanized steel sheets, electrolytic galvanized steel sheets, pre-painted steel sheets, pre-coated steel sheets, stainless steel precision rolled strips, pure nickel sheet etc.
	Construction materials	H-shapes, fixed outer dimension H-shapes, lightweight welded beams, sheet piles, steel pipe piles, etc.
	Steel tubes and pipes	Seamless steel tubes and pipes, electric resistance welded tubes and pipes, large-diameter arc-welded pipes, hot ERW, specially shaped tubes, various coated tubes and pipes, stainless steel tubes and pipes, etc.
	Steel bars and wire rods	Special quality bars, cold heading quality wire rods, spring quality bars, machining steel, bearing steel, steel cord quality bars, stainless bars and wire rods, etc.
	Railway, automotive, and machinery parts	Wheels, axles, bogie trucks, gear units for electric cars, Couplers, etc.
	Steel castings and forgings	Die forged crankshafts, materials for molds, aluminum wheels, flange for transmission tower, crane wheels, rolls, etc.
	Semi-finished iron products	Steel billets, pig iron for steel making, etc.
	Others	Titanium products, steel making technology, wholesale power supply, land and sea transport of steel materials, maintenance of machinery and facilities, pipelines, energy plant, etc.
Engineering		Steel bridge, steel structure for civil engineering, system construction, etc.
Electronics		IC packages, electronic modules, etc.
Other		Lease and sale of real estate, research and testing specializing in materials analysis and evaluation, etc.

Supplementary Information on Financial Results for First Quarter of Fiscal Year 2007

July 31, 2007

1. Japan crude steel production

million tons

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY2005	29	28	57	28	28	56	113
FY2006	29	29	58	30	30	60	118
FY2007 (Forecast)	30	-	60(approx.)	-	-	58(approx.)	118(approx.)

2. Sumitomo Metals' crude steel production (*1)

million tons

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY2005	3.31	3.39	6.70	3.30	3.31	6.61	13.31
FY2006	3.29	3.38	6.67	3.34	3.37	6.71	13.38
FY2007(Target)	3.21	-	6.60(approx.)	-	-	6.80(approx.)	13.40(approx.)

3. Export ratio (*2) (value basis)

%

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY2005	-	-	43	-	-	44	44
FY2006	46	46	46	46	47	47	46
FY2007 (Target)	46	-	45(approx.)	-	-	45(approx.)	45 (approx.)

4. Foreign exchange rate

yen/US$

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY2005	108	111	109	117	117	117	113
FY2006	114	116	115	118	120	119	117
FY2007 (Forecast)	121	-	118(approx.)	-	-	115(approx.)	116(approx.)

5. Consolidated exposure to foreign exchange fluctuations

	FY 2006	FY2007 forecast
Excess amount of dollar dominated transactions	Approx. 1.7 billion US$ per year	Approx. 1.7 billion US$ per year

6. Average price of steel products (*3)

thousand yen/ton

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY2005	-	-	88.5	-	-	98.9	93.7
FY2006	95.5	97.9	96.7	100.1	106.2	103.2	100.0
FY2007 (Target)	102.3	-	104(approx.)	-	-	106(approx.)	105(approx.)

7. FY2007 target for non-consolidated figures

billion yen

	The first half of FY2007		FY2007	FY2007
	Result for first quarter	Target for first half	Target for full year	Previous target for full year
Sales	261.5	545.0(approx.)	1,110.0(approx.)	1,110.0(approx.)
Operating profit	49.4	100.0(approx.)	205.0(approx.)	205.0(approx.)
Recurring profit	65.0	110.0(approx.)	210.0(approx.)	210.0(approx.)
Net income	41.3	70.0(approx.)	130.0(approx.)	130.0(approx.)

8. Consolidated segment information

billion yen

	Target for first half of FY2007		Target for FY2007	
	Sales	Operating profits And losses	Sales	Operating profits and losses
Steel	770.0(approx.)	127.0 (approx.)	1,585.0 (approx.)	272.0(approx.)
Engineering	7.0(approx.)	0 (approx.)	15.0 (approx.)	0 (approx.)
Electronics	31.0(approx.)	0 (approx.)	65.0 (approx.)	3 .0(approx.)
Other	22.0(approx.)	2.5 (approx.)	45.0 (approx.)	5 .0(approx.)

< Sales by internal companies >

billion yen

	FY2007		FY2007
	Result for first quarter	Target for first half	Target for full year
Steel Sheet, Plate, Titanium & Structural Steel Company	145.1	300.0 (approx.)	610.0 (approx.)
Pipe & Tube Company	158.2	315.0 (approx.)	650.0 (approx.)
Railway, Automotive & Machinery Parts Company	25.4	50.0 (approx.)	105.0 (approx.)
Sumitomo Metals (Kokura), Ltd.	35.6	75.0 (approx.)	155.0 (approx.)

9. Debt as of the end of the month

billion yen

	March 2007	June 2007	Target September 2007	Target March 2008
Consolidated	717.9	798.1	780.0(approx.)	815.0 (approx.)
Non-consolidated	639.3	710.2	700.0 (approx.)	740.0 (approx.)

10. Analysis of consolidated recurring profit

billion yen

	The first quarter of FY2006	The first quarter of FY2007	Change
Consolidated recurring profit	69.2	75.2	6.0

Increasing profit		Decreasing profit	
Cost improvement	3.0	Raw materials	(29.0)
Profit from valuation	14.0	Fixed costs	(3.0)
Equity in earnings of unconsolidated subsidiaries and associated companies	5.0	Depreciation expenses (change in the corporate tax law)	(4.5)
Exchange rate fluctuation	1.5	Relining of BF	(5.0)
Sales mix, prices	24.0		
Total	47.5	Total	(41.5)
Total: 6.0 billion yen			

(*1-3) including Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & Steel Corporation

(END)

END